Rule 424(b)(3)
                                          File Nos. 333-103623 and 333-103623-03

PRICING SUPPLEMENT NO. 14 DATED FEBRUARY 4, 2004
     (To Prospectus Dated March 20, 2003 and Prospectus Supplement Dated April 8, 2003)


                                                    COUNTRYWIDE HOME LOANS, INC.
                                                     Medium-Term Notes, Series L
                                      Due Nine Months or More From Date of Issue
                                          Payment of Principal, Premium, if any,
                            and Interest Fully and Unconditionally Guaranteed by
                                               COUNTRYWIDE FINANCIAL CORPORATION
                                                           Fixed Rate Notes

     Trade Date: February 4, 2004 Principal Amount: $500,000,000
     Public Offering Price: 99.860% Proceeds, before expenses,
     Agent Discount: .300% to Countrywide Home Loans: $497,800,000
     Purchase Price: 99.560% CUSIP: 22237LNW8
     Original Issue Date: February 11, 2004 ISIN: US22237LNW80
     Stated Maturity Date: February 15, 2007 Common Code: 018614863
Minimum Denomination:      $10,000
Specified Currency:        U.S. Dollars
Interest Rate:             2.875%
     Interest Payment Dates: February 15 and August 15 of each year, beginning August 15, 2004
Record Dates:              February 1 and August 1

Redemption:                                               Repayment:
     Check box opposite applicable paragraph: Check box opposite applicable paragraph:
     |X| The Notes cannot be redeemed prior to maturity. |X| The Notes cannot be repaid prior to maturity.
     |_| The Notes may be redeemed prior to maturity. |_| The Notes may be repaid prior to maturity.

     The Notes to which this Pricing Supplement relate will constitute unsecured and unsubordinated indebtedness of Countrywide Home Loans and will rank equally with Countrywide Home Loans' other unsecured and unsubordinated indebtedness. As of December 31, 2003, Countrywide Financial Corporation did not have any secured indebtedness outstanding, and Countrywide Home Loans had $1,779,374,485 of secured indebtedness outstanding, including $1,153,262,500 of intercompany borrowings. As of that date, Countrywide Home Loans had $22,317,600,565 aggregate principal amount of unsecured and unsubordinated indebtedness outstanding, which indebtedness ranked equally with the other unsecured and unsubordinated indebtedness of Countrywide Home Loans and will rank equally with the Notes to which this Pricing Supplement relates.


                                                     Joint Book-Running Managers

Banc of America Securities LLC                                          JPMorgan


                                                          Joint Lead Manager

                                              Countrywide Securities Corporation


                                                                     Co-Managers
     Dresdner Kleinwort Wasserstein SG Cowen Debt Capital Markets

     In connection with the offering, Banc of America Securities LLC and J.P. Morgan Securities Inc. or their respective affiliates may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level that might not otherwise prevail. In any jurisdiction where there can only be one stabilizing agent, Banc of America Securities LLC or its affiliates shall effect such transactions. This stabilizing, if commenced, may be discontinued at any time and will be carried out in compliance with the applicable laws, regulations and rules.


                                                         DESCRIPTION OF NOTES

     The following information supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the Countrywide Home Loans Medium-Term Notes, Series L, contained in the accompanying Prospectus Supplement and Prospectus.

Reopening

     Countrywide Home Loans may, without the consent of the holders of the Notes, reopen this issue of Notes and issue additional notes of the same series with substantially similar terms (except for the Public Offering Price and Original Issue Date and under some circumstances, the first interest payment date).

Form and Settlement

     The Notes will be represented by one or more global certificates in fully registered form. Each global certificate will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee. Investors may elect to hold their beneficial interests in a global certificate through DTC, Clearstream Banking, societe anonyme, Luxembourg or Euroclear Bank S.A./N.V., as operator of the Euroclear System, if they are participants in such systems, or indirectly through organizations that are participants in such system. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on DTC's books.


                                                                    UNDERWRITING

     Subject to the terms of a Terms Agreement, dated February 4, 2004, among Countrywide Home Loans, Countrywide Financial Corporation, Banc of America Securities LLC, J.P. Morgan Securities Inc., Countrywide Securities Corporation, Dresdner Kleinwort Wasserstein Securities LLC and SG Cowen Securities Corporation (collectively, the "Agents"), Countrywide Home Loans has agreed to sell to the Agents, and the Agents have agreed severally to purchase, the principal amount of Notes set forth opposite their names below:

                                                                Principal Amount
                  Agents                                            of the Notes
                       ------                                 ------------------
         Banc of America Securities LLC                         $   133,340,000
         J.P. Morgan Securities Inc.                                133,330,000
         Countrywide Securities Corporation                         133,330,000
         Dresdner Kleinwort Wasserstein Securities LLC               50,000,000
         SG Cowen Securities Corporation                             50,000,000
                                                                 $   500,000,000

     Under the terms and conditions of the Terms Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken.

     The Agents propose to offer the Notes initially at the public offering price set forth on the cover page of this Pricing Supplement and to certain dealers at such price less a concession not in excess of .175% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of .150% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

     The Notes are a new issue of securities with no established trading market. Countrywide Home Loans has been advised by the Agents that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     Certain of the Agents will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between such Agents and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from such Agents based on transactions those Agents conduct through the system. Such Agents will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

     Countrywide Home Loans has agreed to indemnify the Agents against certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Agents may be required to make in respect of these liabilities, as described in the accompanying Prospectus Supplement.

     Delivery of the Notes will be made against payment therefor on or about February 11, 2004, which will be on the fifth business day following the date on which the Notes are priced. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days after the date the securities are priced, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the day of pricing or the succeeding business day will be required, by virtue of the fact that the Notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

                                                          ------------------

          You should rely only on the information contained or incorporated by reference in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus. Countrywide Home Loans, Inc. and Countrywide Financial Corporation have not, and the Agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Countrywide Home Loans, Inc. and Countrywide Financial Corporation are not, and the Agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

          You should assume that the information appearing in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus is accurate as of the date on the front cover of this Pricing Supplement only. The business, financial condition, results of operations and prospects of Countrywide Home Loans, Inc. and Countrywide Financial Corporation may have changed since that date.